January 13, 2016

Ethan Horowitz

Accounting Branch Chief

Office of Natural Resources

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	GeoPark Limited

Form 20-F for Fiscal Year Ended

December 31, 2014

Filed April 30, 2015

File No. 1-36298

Dear Mr. Horowitz:

By letter dated December 29, 2015, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the annual report on Form 20-F of GeoPark Limited (the “Company”) for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), which was filed with the Commission on April 30, 2015. In response to the Staff’s comments, the Company submits the responses below.

For your convenience, the Company has reproduced below in italics the Staff’s comments and has provided responses immediately below the comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Risk Factors, page 6

Risks Relating to Our Business, page 6

Our estimated oil and gas reserves are based on assumptions…, page 14

1.	Disclosure in your filing states that the Methanex gas sales contract expires April 30, 2017, but that your third party engineer has assumed that “…Methanex continues to commit to purchase Fell Block gas under the existing long-term contract beyond 2017.” Please explain Methanex’s purchase obligations per the gas sales contract and tell us whether you have attributed proved reserves for sales to Methanex beyond the sales contract expiry. If true, tell us why you are reasonably certain that such sales will continue as you have projected.

Response to Comment No. 1

We respectfully inform the Staff that under the Methanex Gas Supply Agreement, Methanex has committed to purchasing all of GeoPark Fell Block gas with priority over any other gas produced by third parties, and GeoPark has committed to selling to Methanex all of the gas that we produce in the Fell Block.

We understand Methanex uses our Fell Block gas for methanol production in their producing facilities located in Cabo Negro, near Punta Arenas city in southern Chile. Their production complex is strategically positioned to enable them to supply their customers across South America, and has access to the Pacific and the Atlantic.

As of December 31, 2014, we had approximately 21 BCF (3.5 MMBOE) of certified proved gas reserves (96% of which are proved undeveloped gas reserves) in the Fell Block that are attributed to deliveries that are scheduled to take place beyond April 30, 2017.

We are reasonably certain that we will continue delivering Fell Block gas to Methanex beyond 2017 considering: (i) that Methanex is expected to continue facing significantly higher demand of gas over the existing gas supply in the region; (ii) that the Fell Block is uniquely positioned near the Methanex production complex and is connected by extensive pipelines and facilities representing low transportation costs; (iii) that we have a strong long-term collaborative relationship with Methanex that has resulted in several favorable amendments to the existing agreement; and (iv) we maintain ongoing discussions with Methanex related to the gas sales agreement, including discussions relating to gas supply for the period beyond 2017 which we expect to conclude prior to the end of the current agreement.

Furthermore, we inform the Staff that our capital allocation budget is influenced by the above: during 2015 and for 2016, we allocated and plan to continue allocating capital in the Fell Block to further develop and appraise gas projects that are expected to continue our production beyond 2017. For example, in 2015 we invested approximately $8 million, representing 60% of total capital expenditures of the Chilean segment in 2015 to put into production the Ache Gas Field in the Fell Block, that included workovers and gas treatment facilities. In 2016, we plan to invest approximately $10 million related to gas projects including exploration and development drilling, workovers and facilities (in the Fell Block), representing 90% of total capital expenditures of the Chilean segment.

Business Overview, page 46

Proved Undeveloped Reserves, page 82

2.	Item 1203(b) of Regulation S-K requires that you “Disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves converted into proved developed reserves.” It appears that you have omitted the proved undeveloped reserve volumes converted to proved developed status. Please revise your disclosure accordingly.

Response to Comment No. 2

In our disclosure related to changes in proved undeveloped reserves that occurred during the year 2014 (page 82), we included a reference to net changes and summarized explanations by country so that the amounts explained included changes in proved undeveloped reserves relating to: (i) extensions and discoveries and acquisitions, plus (ii) proved undeveloped reserves converted to proved developed reserves.

We take note of the Staff’s comments and in our future filings we will include a tabular disclosure as follows to show the evolution of proved undeveloped reserves during the corresponding year:

(All amounts shown in MMBOE) Total Net Proved Undeveloped (“PUD”) Reserves at December 31, 2013 (*)	13.0

Plus: Extensions, discoveries and acquisitions:
-Chile	2.9
-Colombia	16.5
-Brazil	3.3

Less: PUD Reserves converted to proved developed reserves:
-Chile	(0.6)
-Colombia	(5.5)

Total Net Proved Undeveloped Reserves at December 31, 2014 (**)	29.6

(*)	Including Chile and Colombia PUD reserves

(**)	Including Chile, Colombia and Brazil (Rio das Contas acquisition) PUD reserves and excluding PUD reserves corresponding to Peru as the Morona Block acquisition is not yet closed.

Notes to the Audited Annual Consolidated Financial Statements for the Fiscal Years Ended

December 31, 2014, 2013 and 2012

Note 39 – Supplemental Information on Oil and Gas Activities…, page F-80

Table 6 – Standardized Measure of Discounted Future Net …, page F-87

3.	The presentation of the 2014 standardized measure has total future development costs of $304 million which equates to a projected unit development cost of approximately $10/BOE (=$304 million/29.6 MMBOE). This appears to represent a decrease from the projected unit development cost used to calculate the standardized measure for 2013. Please quantify the capital expenditures actually incurred to convert proved undeveloped reserves during 2014 and explain any material differences between this amount and the per barrel amount used to calculate the standardized measure. With your response, tell us the source(s) of the projected development costs.

Response to Comment No. 3

We respectfully inform the Staff that capital expenditures actually incurred in the year ended December 31, 2014 to convert proved undeveloped reserves amounted to approximately $23/BOE. We also confirm that according to preliminary data, we expect capital expenditures actually incurred in the year ended December 31, 2015 to convert proved undeveloped reserves to be below $10/BOE due to the reasons explained below.

The decrease in projected unit development costs used to calculate the standardized measure in 2014 as compared to 2013 relates mainly to the impact of the Tigana Field and other significant new discoveries in the Llanos 34 Block in Colombia that occurred during 2014. Discovery and future planned development of these fields added significant net proved undeveloped reserves of approximately 11 MMBOE in the year ended December 31, 2014, which represents 37% of our company total net proved undeveloped reserves (excluding Peru) as of December 31, 2014.

According to engineering and production data gathered by our technical teams and certified by DeGolyer and MacNaughton (D&M), average wells in the Tigana Field indicate an estimated 8/8th Estimated Ultimate Recovery (“EUR”) of 2.7 MMBBLS of proved undeveloped oil per well with related drilling and completion cost of approximately $4-6 million per well. Resulting from this, in 2014 our existing Chilean and Colombian fields with associated proved reserves had an estimated 8/8th EUR of approximately 0.12-2.7 MMBBLS. In 2013, our existing Chilean and Colombian fields had an estimated 8/8th EUR of approximately 0.17-0.8 MMBBLS of oil per well. Based on the above, there was a significant decrease in the amount of projected future development cost per barrel in 2014 as compared to 2013.

The table below shows future development costs and related PUD reserves per segment at December 31, 2014 and 2013 to illustrate the impact of the facts explained above.

At 31 December 2014	Chile	Colombia	Brazil	Total
Future development costs ($MM)	184.4	100.0	20.0	304.4
PUD reserves (MMBOE)	9.1	17.1	3.3	29.6
Weighted average PUD reserves per segment	31%	58%	11%	100%

At 31 December 2013	Chile	Colombia	Brazil	Total
Future development costs ($MM)	215.4	83.0	-	298.4
PUD reserves (MMBOE)	6.8	6.2	-	13.0
Weighted average PUD reserves per segment	52%	48%	-	100%

Furthermore, we inform the Staff that we use several sources to estimate future development costs including historical track-record, internal information used for budgeting and planning purposes as well as current rates from suppliers that are considered reasonable for the purpose of the related development costs estimates.

Exhibit 99.1 – Reserves Report of DeGolyer and MacNaughton

4.	The introductory paragraph to the reserves report filed as an exhibit to your annual report states that it accounts for 100% of your net proved reserves as of December 31, 2014, including working interests located in Chile, Colombia, Brazil, and Peru. However, it does not appear that reserves in Peru should be included as part of your total net proved reserves as the Morona Block acquisition has not yet closed. Please obtain and file a revised reserve report that appropriately explains the status of this transaction in the context of your total proved reserves at year-end.

Response to Comment No. 4

Based upon discussions with DeGolyer and MacNaughton, we inform the Staff that in future filings, D&M will adjust its introductory paragraph included in its third party report to clarify the fact that reserves in Peru relating to the Morona Block acquisition correspond to a transaction that has not yet closed.

Notwithstanding the above, we believe that throughout all relevant and applicable sections of our 2014 20-F we make clear that our entry to Peru relating to the Morona Block is yet to be closed. For example on page v in the introductory section to 20-F 2014 “Presentation of Financial of Financial and Other Information-Oil and gas reserves and production information-D&M 2014 Year-end Reserves Report”, we clarify that D&M´s reserve report includes pro-forma information related to the Morona Block, as the transaction is not closed.

******

In providing these responses, and in response to the Staff’s request, the undersigned, on behalf of the Company, hereby acknowledges the following:

•	GeoPark Limited. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	GeoPark Limited may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, or require any additional information, please do not hesitate to contact Maurice Blanco of Davis Polk & Wardwell LLP at (212) 450-4086, or myself at +56 (2) 2242 9600.

Very truly yours,

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

cc:	Pedro Aylwin Director of Governance and Legal GeoPark Limited
cc:	Maurice Blanco Davis Polk & Wardwell LLP
cc:	Martin Barbafina Price Waterhouse & Co. S.R.L.
cc:	Thomas C. Pence, P.E. DeGolyer & MacNaughton